Exhibit 99.1

Toro Corp. Announces Proposed Spin-Off of its LPG Carrier Business

Limassol, Cyprus, September 9, 2026 – Toro Corp. (NASDAQ: TORO) (“Toro,” or the “Company”) a global energy transportation services provider, announces that it intends to effect a spin-off of its LPG carrier business.

AI OKTO CORP. (“AI OKTO”), currently a subsidiary of Toro, would become an independent publicly-traded company listed on the Nasdaq Capital Market as a result of the planned spin-off (the “Spin-Off”). The initial assets of AI OKTO will include two LPG carriers, the LPG Dream Arrax and LPG Dream Vermax, and $45 million in cash contributed by Toro.

Toro believes that the creation of a pure-play LPG company, with part of its core strategy being to establish an artificial intelligence (“AI”)-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, will provide significant benefits to both Toro and AI OKTO and their shareholders.

Toro shareholders do not need to take any action to receive AI OKTO shares to which they are entitled, and do not need to pay any consideration or surrender or exchange Toro common shares. Fractional AI OKTO common shares will not be distributed to Toro shareholders. Instead, the distribution agent will aggregate fractional AI OKTO common shares into whole shares, sell such whole AI OKTO shares in the open market at prevailing rates promptly after AI OKTO’s common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, will be appointed as Chairman and Chief Executive Officer of AI OKTO. The transactions effected in connection with the Spin-Off will be approved by Toro’s Board of Directors on the recommendation of a disinterested and independent special committee.

AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the U.S. Securities and Exchange Commission (the “Commission”), which includes a more detailed description of the terms of the proposed Spin-Off. The Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the Spin-Off will occur or, if it does occur, of its terms or timing. A copy of the Registration Statement is available at www.sec.gov. The information in the filed Registration Statement and in this press release is not final and remains subject to change.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two LPG carriers and two MR tanker vessels transporting petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO.”

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, and include statements relating to the expected benefit of the intended Spin-Off transaction, the expectation and timing of the completion of the Spin-Off transaction and the transaction terms. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the proposed Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and/or our other filings with the Commission which can be obtained free of charge on the Commission’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com